1285 Avenue
of the Americas
                                                                    New York,
NY 10019

                                                                    www.ubs.com




May 20, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Registration Statement on Form S-4 (Registration No. 333-263573)

To whom it may concern:

         Reference is made to the above-referenced registration statement (the Registration
Statement   ) of D-Wave Quantum Inc. (the    Issuer   ) under the Securities
Act of 1933, as
amended (the    Securities Act   ) with respect to a proposed business
combination involving a
merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the
   Transaction   ). The Registration Statement has not yet been declared
effective as of the date of
this letter.

        This letter is to advise you that, effective as of the date of this letter, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (i) required to be described under Paragraph (5) of Schedule A of the
Securities Act or (ii) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as
amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of
Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                    Sincerely,

                                                    UBS SECURITIES LLC



                                                    Name: Frank Windels
                                                    Title: Managing Director


Enclosures

cc:     Jan Woo
            Patrick Faller
           Robert Littlepage
           Lisa Etheredge
                    Securities and Exchange Commission

           John M. Markovich
           Tanya J. Rothe
                    D-Wave Systems Inc.

           Emil Michael
                   D-Wave Quantum Inc.




UBS Investment Bank is a business division of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.